Contact

shaunbeckles@optonline.net

www.linkedin.com/in/shaun-beckles-23135597 (LinkedIn)

Top Skills

Customer Service

PowerPoint

English

Certifications

Real Estate Licenses

Shaun Beckles

Customer Centric Mindset navigating Operations, Sales
Environments and Community Partnerships

Yonkers, New York, United States

Experience

The Drivers Cooperative

Helping build something great!

May 2022 - Present (1 year 7 months)

New York City Metropolitan Area

Community & Business Partnerships

Transportation & Logistics

Green Initiatives

NADGE LLC.

Operations Management

January 2011 - Present (12 years 11 months)

USA

Principle - North American operations.

Freeagent.nyc

Washyourhands.nyc

Gig-eco.com

Scoperealty.nyc

Altice USA

Retail Operations Management

December 2020 - May 2022 (1 year 6 months)

New York City Metropolitan Area

Creating sales strategies to successfully navigate change environments.

#peoplefirst

Cablevision

Customer Service Management

April 1996 - June 2017 (21 years 3 months)

Greater New York City Area

Altice USA

Retail Operations Management

June 2016 - May 2017 (1 year)

Greater New York City Area

GEICO

Insurance Consultant

January 2005 - October 2005 (10 months)

Plainview, New York

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Education

NYU School of Professional Studies

Real Estate · (2019 - 2019)

Pratt Institute

Certificate, Digital Electronics

SUNY Empire State College

Business/Managerial Economics